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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September, 2005

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                             Yes [ ] No [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                             Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                             Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            NEUROCHEM INC.
September 27, 2005

                                            By:  /s/ Dr. Lise Herbert
                                                 -----------------------------
                                                 Dr. Lise Hebert
                                                 Vice President,
                                                 Corporate Communications


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                                                   NEUROCHEM INC.
[LOGO NEUROCHEM]                                   275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:




Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com


                             NEUROCHEM TO PRESENT AT
                    2005 UBS GLOBAL LIFE SCIENCES CONFERENCE
                                IN NEW YORK CITY


MONTREAL, CANADA, SEPTEMBER 26, 2005 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on Wednesday, September 28, 2005, Dr. Francesco Bellini, Neurochem's Chairman, President and CEO, will present the Company's overall strategy and progress to date at the 2005 UBS Global Life Sciences Conference, which will be held at the Grand Hyatt Hotel, in New York City. The presentation will take place at 9:00 A.M. ET, in Ballroom B/Broadway.

Access to the audio portion of the conference is available via www.ibb.ubs.com. Audio transmission of the presentation will be available live and by replay. The replay presentation will begin 3 hours after the actual presentation time and will be available until October 29, 2005.

The corporate presentation, as well as the audio webcast, will be available on the Company's Web site at http://www.neurochem.com/Investor.htm#Presentation. The webcast will be available for 30 days following the presentation.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug, a Fast Track product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in April 2005. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to

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file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is in a North American as well as European Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.




TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web Site at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.